

Mail Stop 3561

September 24, 2015

William M. Brown
Chief Executive Officer
Harris Corporation
1025 West NASA Boulevard
Melbourne, FL 32919

> **Re: Harris Corporation**
> **Form 10-K for Fiscal Year Ended July 3, 2015**
> **Filed August 31, 2015**
> **File No. 001-03863**

Dear Mr. Brown:

We have reviewed your filing and have the following comment.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Business, page 1</u>

1.   We note that you discuss a number of your contracts and that you reference the potential or aggregate value of such contracts. For example, we note disclosure that:
- [W]e are the prime contractor and system architect under a 20-year contract awarded in July 2002, with a potential value of $5 billion, for the FAA Telecommunications Infrastructure ("FTI") program;
- We recently have been awarded multiple contracts for essential elements of the FAA's multi-billion dollar Next Generation Air Transportation System ("NextGen") initiative to transform the U.S. air traffic control system to meet future requirements, including:
  - o   7-year contracts, with an aggregate contract value of $481 million, for the Data Communications Integrated Services ("Datacomm") program…;
  - o   A 15-year, $291 million NextGen National Airspace System ("NAS") Voice System contract…;
  - o   An 8-year, $238 million single-award IDIQ contract from the FAA for the Common Support Services Weather program…; and

- o   A 5-year, $63 million NAS Enterprise Messaging Service IDIQ contract…;
- [We are party to] the NOAA Geostationary Operational Environmental Satellite — Series R ("GOES-R") Ground and Antenna Segment weather programs. Under two 10-year contracts, with an aggregate potential value of approximately $1 billion (including change orders)…;
- We also are modernizing the ground segment of the Tracking and Data Relay Satellite System ("TDRSS") network under a 5-year contract, potentially worth $140 million;
- In fiscal 2014, we were awarded two 5-year, single-award IDIQ contracts, with an aggregate contract value of $773 million, by the NGA for the Foundation GEOINT Content Management ("FGCM") program; and
- The U.S. Army Modernization of Enterprise Terminals ("MET") program, for which we are developing, under a 10-year contract awarded in fiscal 2009 with a potential value of $600 million…

In each place where you discuss the aggregate or potential value of your contracts, please disclose:
- The potential value remaining on the contract;
- Any milestones that must be achieved, reviews that must be performed, or other material conditions or contingencies that must be met in order to move forward;
- Any potential for de-funding or other funding constraints; and
- Any other circumstances under with the program or contract may be truncated, cancelled or terminated.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Tonya K. Aldave at (202) 551-3601 or me at (202) 551-3611 with any questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Assistant Director
Office of Transportation and Leisure